Exhibit 99.1

CLINUVEL

2026 Annual General Meeting

2 October 2026

Dear Shareholder,

On behalf of your Board of Directors, I am pleased to invite you to the 2026 Annual General Meeting (AGM) of CLINUVEL PHARMACEUTICALS LIMITED (CUV or Company), to be held on Friday 6 November 2026 at 10:00am (AEDT). The meeting will be held in-person at the Offices of Arnold Bloch Leibler, Level 21, 333 Collins Street, Melbourne, VIC, 3000. It may be viewed only online as a webcast at:

https://loghic.eventsair.com/219512/531695/Site/Register

We are pleased to meet in person and we encourage you to submit a directed proxy vote as early as possible so that your vote will be counted, if for any reason you cannot vote on the day. If you wish to appoint a proxy, please lodge your proxy online at www.investorvote.com.au by 10:00am (AEDT) on Wednesday, 4 November 2026. Voting on the day will be in person attendance only. Please note that our AGM is a private meeting for Members of the Company only.

Shareholders attending the AGM in person will be able to ask questions verbally in real time during the AGM. As always, we invite shareholders to submit questions in advance of the meeting by completing the online shareholder question form at www.investorvote.com.au. The Notice of Meeting (which includes the following Agenda, information for shareholders and Explanatory Notes) details the formal business to be dealt with at the AGM. The Notice of Meeting is available on the Company's website at http://www.clinuvel.com.

Briefly, the formal business of the meeting will be to:

1. adopt the 2026 Remuneration Report as part of the Financial Year ended 30 June 2026;
2. re-elect Dr Pearl Grimes as a Non-Executive Director of the Company;
3. re-elect Mr Guy van Dievoet as a Non-Executive Director of the Company; and
4. consider, if necessary, a conditional spill resolution.

The Directors recommend that shareholders vote **in favour of Resolutions 1-3**. If Resolution 4 (conditional spill resolution) is put to the meeting, the Directors recommend that shareholders vote **against** the resolution.

Remuneration Approach FY2026

CLINUVEL benchmarks executive remuneration to a comparable group of peers: companies of similar complexity and innovative focus, scope and scale, technical and specialised skills, achievements, and risk profile. Given the extent of CLINUVEL's international operations and the sparsity of comparable companies in Australia, such a peer group cannot be exclusively based on Australian companies. For FY2026, the comparable peer group comprises of 40 companies of which 28 are U.S. listed and 12 are Australian listed.

We stand by the remuneration of our executives, including the Managing Director, and believe it is at appropriate levels with these peers. In particular, the MD's remuneration is below the median of the peer group, while long term incentives not being awarded (currently remaining out of market practice).

We assess executive remuneration in relation to a range of performance indicators. However, over past years we have seen that the trend in the share price has not been indicative of the strong performance of the Company and the achievement of strategic milestones. Compared to the peer group, CLINUVEL ranks highly at 8th on total shareholder returns over 10 years, 6th on revenues growth over 10 years, 10th on earnings per share over seven years and 9th on latest period return on equity.

Deliberately, we are building the business for the future, and competitive executive remuneration packages are essential. We must ensure remuneration is tied to the performance of the business, including during foundational periods of growth, despite a declining trend in the share price, which has been disconnected from the value being added year on year.

If remuneration is no longer competitive, we will not attract future talent nor retain current professionals.

We strongly encourage shareholders to review the FY2026 Annual Report, available at www.clinuvel.com, for more details on remuneration.

Responding to Strike on the 2025 Remuneration Report

At the 2025 AGM, the Company's 2025 Remuneration Report received a first strike with 63.0% of the votes cast against the Report – equal to 23.1% of issued share capital. In response, the Company held meetings with proxy advisors and investors, particularly institutional investors, during the year to explain the rationale for our approach and shared the outcome of our peer group comparison that overall executive remuneration was below the median of the group and performance was highly ranked amongst the group. Based on feedback received, the Company has provided additional detail on its approach to executive remuneration, its practices and remuneration structure, comparison of remuneration to comparable peers and improved the disclosure of the short-term incentives (STIs) and long-term incentives (LTIs) awarded, as outlined in the Remuneration Report (pages 95-126 of the Company's 2026 Annual Report).

Proxy advisors advised us they are unable to make exceptions for CLINUVEL's international nature nor differentiation as a profitable biotech and would continue with Australia only comparisons. This reflects an effective fettering of Australian companies in their attempts to compete for talent globally. Shareholders do not have to follow this narrow and illogical approach.
We kindly ask shareholders to carefully reflect on remuneration this year, and the perils of not being able to retain current talent which will impact the company's progress and future, given that we are operating in a highly specialized area of science and technologies.

As required by the Corporations Act, if at least 25% of the votes validly cast on Resolution 1 are cast against adoption of the 2026 Remuneration Report, the Company will receive a second strike and the conditional spill resolution in Resolution 4 will be put to the Meeting. If more than 50% of votes are cast in favour of the spill resolution, the Company will be required to hold a further meeting of shareholders within 90 days, at which shareholders will vote on the election of the Directors whose offices are required to be vacated under the Corporations Act. This process would be value destructive, creating unnecessary disruption and distraction for a company which has achieved revenue growth, consecutive annual profits and increases in cash reserves over the past decade and continues to make progress in product development and clinical programs.

If the spill resolution is activated and passed by over 50% of the votes, all Non-Executive Directors – including those subject to resolutions 2 and 3 – would cease to hold office and an Extraordinary General Meeting would be held within 90 days to elect a new board of directors.

Consequences of a Board Spill

Shareholders are informed that a spill resolution, if activated and passed, would not function as an incremental governance adjustment. Under the Corporations Act, it would require every Non-Executive Director whose office is affected to vacate the Board, with a new Board elected in full at an Extraordinary General Meeting within 90 days.

This mechanism carries consequences that cannot be undone by a subsequent vote. The Company would lose, in a single event, the accumulated oversight experience, regulatory familiarity, and continuity of governance that the current Board has built over its tenure - at a time when CLINUVEL is managing several transformational activities across its clinical and commercial programs that depend on consistent, informed direction. The Board views the coming 12 months as a critical period requiring stability at governance level and does not consider destabilisation or disruption of the Board to be in shareholders' best interests during this time.

A spill may also carry consequences beyond the boardroom. A vote to remove the Board that has analysed, overseen, and supported the Company's current strategy would reasonably be understood by the executive team and senior managers as a repudiation of the direction they have been mandated to pursue. Senior

leadership, like any professional workforce, is more likely to remain engaged and committed where it has a clear mandate and the confidence of its governing body.

The Board considers that a spill would materially increase the risk that key executives lose the motivation and support needed to see that mandate through, and that this keyperson and leadership-continuity risk could not be reversed or remedied within the 90-day window before a new Board is elected.

This is a risk the Board is obliged to communicate to shareholders ahead of the 2026 AGM, in the same way it would disclose any other material risk to the Company's leadership continuity.

We raise this not to characterise the outcome of any individual's vote, but because shareholders are entitled to understand, in concrete terms, what a spill resolution does structurally - and to people - and why its effects extend well beyond the vote itself.

For these reasons, the Directors recommend that shareholders vote against the spill resolution (Resolution 4).

How to submit your vote in advance of the meeting

Proxy votes must be received by 10.00am (AEDT) on Wednesday 4 November 2026 to be valid for the meeting. Instructions on how to appoint a proxy are on the online voting website, www.investorvote.com.au and on page 9 of the Notice of Meeting under 'Proxy lodgement'.

Other Company documents and how to update your communication preference. Please refer to the CLINUVEL website at http://www.clinuvel.com for the following documents:

- under Investors tab, a link to the Share Information page of our share registry to register your email address in order to receive all shareholder information electronically and to obtain standard shareholder forms, including a direct dividend advice, a change of address advice and a request to consolidate holdings;
- under the ASX Lodgements and Annual Report tabs, the CLINUVEL Annual Report 2026, the CLINUVEL Corporate Governance Statement and Notice of Meeting 2026; and
- on the Home page, copies of news releases and financial presentations. Shareholders should monitor the Company's website and ASX announcements where updates will be provided if it becomes necessary or appropriate to make alternative arrangements for the holding or conduct of the meeting.

We look forward to engaging with shareholders at the AGM, and I hope that you will participate in the meeting.

Yours sincerely,

Jeffrey Rosenfeld

Professor Jeffrey Rosenfeld

– End –

About CLINUVEL PHARMACEUTICALS LIMITED
CLINUVEL is a global biopharmaceutical company focused on developing and delivering innovative therapies for patients with genetic, metabolic, and dermatological disorders. The Company's portfolio is centred around melanocortin peptides, with programs advancing in photomedicine and vitiligo. CLINUVEL is listed on the Australian Securities Exchange (ASX: CUV) and the Nasdaq Stock Market (Nasdaq: CUVL).
CLINUVEL's lead therapy, SCENESSE® (afamelanotide 16mg), is approved for commercial distribution in Europe, the USA, Canada, Israel, and Australia as the world's first systemic photoprotective drug for the prevention of phototoxicity (anaphylactoid reactions and burns) in adult patients with erythropoietic protoporphyria (EPP). For further information, visit www.clinuvel.com.

Authorised for ASX release by the Managing Director on behalf of Board of Directors of CLINUVEL PHARMACEUTICALS LTD.

Head of Investor Relations
Mr Malcolm Bull, CLINUVEL PHARMACEUTICALS LTD

Investor Enquiries
https://www.clinuvel.com/investors/contact-us

Forward-Looking Statements

This release contains forward-looking statements, which reflect the current beliefs and expectations of CLINUVEL's management. All statements other than statements of historical or current facts made in this document are forward-looking. We identify forward-looking statements in this document by using words or phrases such as "anticipate," "believe," "consider," "continue," "could," "estimate," "expect," "foresee," "intend," "likely," "may," "objective," "potential," "plan," "predict," "project," "seek," "should," "will" and similar words or phrases and their negatives. Forward-looking statements reflect our current expectations and are inherently uncertain. Actual outcomes or results could differ materially for a variety of reasons. Statements may involve a number of known and unknown risks that could cause our future results, performance, or achievements to differ significantly from those expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include but are not limited to risks relating to: our ability to develop and commercialise pharmaceutical products; pandemics, epidemics, public health emergencies, geopolitical conflicts, trade restrictions, natural disasters and other disruptions affecting global supply chains, including our ability to develop, manufacture, market and sell biopharmaceutical and PhotoCosmetic products; competition for our products, especially SCENESSE® (afamelanotide 16mg), CYACÊLLE, PRÉNUMBRA®, NEURACTHEL® or products developed and characterised by us as PhotoCosmetics; our ability to achieve expected safety and efficacy results in a timely manner through our innovative R&D efforts; the effectiveness of our patents and other protections for innovative products, particularly in view of national and regional variations in patent laws; our potential exposure to product liability claims to the extent not covered by insurance; increased government scrutiny in either Australia, the U.S., Europe, the UK, Israel, China, Japan, and/or LATAM regions of our agreements with third parties and suppliers; our exposure to currency fluctuations and restrictions as well as credit risks; the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement; that the Company may incur unexpected delays in the outsourced manufacturing of SCENESSE®, CYACÊLLE, PRÉNUMBRA®, NEURACTHEL® or products developed as PhotoCosmetics which may lead to the Company being unable to launch, supply or serve its commercial markets, special access programs and/or clinical trial programs; any failures to comply with any government payment system (i.e. Medicare, Medicaid, and U.S. Department of Veteran's Affairs) reporting and payment obligations; uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology, cosmetic and consumer based products; decisions by regulatory authorities regarding approval of our products as well as their decisions regarding label claims; our ability to retain or attract key personnel and managerial talent; the impact of broader change within the pharmaceutical industry, cosmetic industry and related industries; potential changes to tax liabilities or legislation; environmental risks including the risk factors described in the Company's Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission, together with the Company's announcements lodged with the Australian Securities Exchange. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation except as required by applicable law, the rules of the Australian Securities Exchange, the U.S. Securities and Exchange Commission, Nasdaq, or other applicable regulatory requirements, to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. More information on preliminary and uncertain forecasts and estimates is available on request, whereby it is stated that past performance is not an indicator of future performance.

Contact:
Tel: +61 3 9660 4900
Fax: +61 3 9660 4909
Email: mail@clinuvel.com
Australia (Head Office), Level 22, 535 Bourke Street, Melbourne, Victoria, 3000, Australia

THIS IS AN IMPORTANT DOCUMENT AND REQUIRES YOUR ATTENTION

If you are in doubt as to how to deal with it, please consult your financial or other professional adviser

CLINUVEL PHARMACEUTICALS LIMITED

ACN 089 644 119

NOTICE OF

ANNUAL GENERAL MEETING

AND EXPLANATORY MEMORANDUM 2026

DATE:

FRIDAY, 6 NOVEMBER 2026

TIME:

10.00am (AEDT)

PLACE:

The Offices of Arnold Bloch Leibler,

Level 21, 333 Collins Street,

Melbourne, VIC 3000, Australia

CLINUVEL

Notice of Annual General Meeting

CLINUVEL PHARMACEUTICALS LIMITED ACN 089 644 119

Notice is given that the Annual General Meeting of CLINUVEL PHARMACEUTICALS LIMITED ACN 089 644 119 (Company) will be held at:

Location	The Offices of Arnold Bloch Leibler, Level 21, 333 Collins Street, Melbourne, VIC 3000, Australia
Date	Friday, 6 November 2026
Time	10.00am Melbourne (AEDT) 01.00am Paris (CET) 07.00pm New York (EST)

The Explanatory Memorandum provides additional information on matters to be considered at the Meeting. The Explanatory Memorandum and Proxy Form are part of this Notice.

Terms used in this Notice will, unless the context requires otherwise, have the same meaning given to them in the glossary contained in the Explanatory Memorandum.

ORDINARY BUSINESS

Receipt of the Financial Statements and Reports

To receive and consider the Financial Statements of the Company for the year ended 30 June 2026, together with the Directors' Report and the Independent Auditor's Report as set out in the Annual Report.

Resolution 1 – Adoption of Remuneration Report (non-binding resolution)

To consider, and if in "FAVOUR", to pass the following resolution as an ordinary resolution:

'That, in accordance with Section 250R of the Corporations Act, the Remuneration Report as set out in the Directors' Report for the year ended 30 June 2026, be adopted.'

Resolution 2 – Re-election of Dr Pearl Grimes

To consider, and if in "FAVOUR", to pass the following resolution as an ordinary resolution:

'That Dr Pearl Grimes, a Director retiring by rotation in accordance with clause 57 of the Constitution of the Company and the ASX Listing Rules, being eligible and having offered herself for re-election, be re-elected as a Director.'

Resolution 3 – Re-election of Mr Guy van Dievoet

To consider, and if in "FAVOUR", to pass the following resolution as an ordinary resolution:

'That Mr Guy van Dievoet, a Director retiring by rotation in accordance with clause 57 of the Constitution of the Company and the ASX Listing Rules, being eligible and having offered himself for re-election, be re-elected as a Director.'

The following resolution is NOT RECOMMENDED by the Board:

Resolution 4 – Spill resolution (conditional Resolution)

This resolution will only be put to the Meeting if 25% or more of the votes validly cast on Resolution 1 (Adoption of the 2026 Remuneration Report) are "AGAINST" that resolution.

If *you do not want a "spill meeting" to take place, you should vote '**AGAINST**' Resolution 4.*

*If you do want a "spill meeting" to take place, you should vote '**FOR**' Resolution 4.*

To consider and if thought fit, to pass as an ordinary resolution:

'That subject to and conditional on at least 25% of the votes cast on Resolution 1 being cast against the Remuneration Report:

a) an extraordinary general meeting of the Company (the 'spill meeting') be held within 90 days after the passing of this resolution;

b) all of the Directors who were Directors of the Company when the resolution to make the Directors' Report for the year ended 30 June 2026 was passed (other than the Managing Director), and who remained in office at the time of the spill meeting, will immediately cease to hold office before the end of the "spill meeting"; and

c) resolutions to appoint persons to offices that will be vacated immediately before the end of the "spill meeting", be put to the vote at the "spill meeting".'

The proposed items of business should be read in conjunction with the Explanatory Notes (pages 9-10) and Explanatory Memorandum (pages 11-14) which form part of this Notice of Meeting of AGM 2026.

Voting Exclusion Statement

In accordance with ASX Listing Rule 14.11, the Company will disregard any votes cast on the respective resolutions by the following persons:

<table>
<tr><th>Resolution</th><th>Voting Exclusion Statement</th></tr>
<tr><td>1 and 4 – Adoption of Remuneration Report and, if applicable, conditional spill resolution</td><td>The Company will disregard any votes cast on Resolution 1 and 4 by or on behalf of any member of the Key Management Personnel whose remuneration details are included in the Remuneration Report or any Closely Related Party of such person (Restricted Voter).

In accordance with section 250BD of the Corporations Act, a vote on Resolutions 1 & 4 must not be cast by or on behalf of a person appointed as a proxy, where that person is a Restricted Voter.

However, the Company need not disregard a vote if it is cast by:

• a Restricted Voter (who may include the Chair), as a proxy for a Shareholder entitled to vote, appointed in writing that specifies how the proxy is to vote on the proposed resolution (i.e. a directed proxy); or
• the Chair, as a proxy for a Shareholder entitled to vote, appointed in writing, that does not specify how the proxy is to vote on the proposed resolution (i.e. undirected proxy) where that appointment as proxy expressly authorises the Chair to exercise the proxy; and
• by a Shareholder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided that:
– the beneficiary provides written confirmation to the Shareholder that they are not excluded from voting and are not an Associate of a person excluded from voting, on the resolution; and
– the Shareholder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.</td></tr>
<tr><td>2 – Re-election of Dr Pearl Grimes</td><td>• No voting restrictions are applicable to this Resolution 2 (however, Dr Grimes will abstain from voting).</td></tr>
<tr><td>3 – Re-election of Mr Guy van Dievoet</td><td>• No voting restrictions are applicable to this Resolution 3 (however, Mr van Dievoet will abstain from voting).</td></tr>
</table>

Dated 2 October 2026
By order of the Board

Claire Newstead-Sinclair
Company Secretary

Explanatory Notes

Appointing a Proxy and voting online before the Meeting

A Shareholder who is entitled to attend and cast a vote at the Meeting is entitled to appoint a proxy. The proxy need not be a Shareholder.

If you wish to appoint a proxy and are entitled to do so, then complete and return the attached Proxy Form to Computershare Investor Services Pty Limited, GPO Box 242 Melbourne, Victoria 3001 Australia or alternatively by fax to 1800 783 447 (within Australia) or +61 3 9473 2555 (outside Australia) by **10:00am (AEDT) on Wednesday, 4 November 2026**, being no later than 48 hours before the commencement of the Meeting.

Online voting prior to the Meeting will be available at www.investorvote.com.au. You will require your SRN/HIN and the control number (printed on your proxy form).

For Intermediary Online subscribers only (custodians) please visit www.intermediaryonline.com to submit your voting intentions.

A Shareholder who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise.

If you appoint a proxy, it is recommended to direct your proxy how to vote on each item by marking the appropriate boxes on the proxy form. If you do not specify a proxy in your completed proxy vote of if the person you appoint does not participate in the Meeting, the Chair of the Meeting will be taken to be your proxy by default. Any directed proxies that are not voted as directed on a poll at the meeting will automatically default to the Chair of the Meeting, who is required to vote proxies as directed.

If the Chair of the Meeting is appointed as your proxy or becomes your proxy by default, the Chair of the Meeting intends to vote all available undirected proxies in **FAVOUR** of all resolutions, except Resolution 4 (conditional spill resolution). If Resolution 4 is put to the meeting, the Chair intends to vote all available undirected proxies **against** that resolution

If you appoint the Chair of the Meeting as your proxy, and you do not direct your proxy how to vote on the resolutions set out in Resolution 1 or Resolution 4 (conditional spill resolution) on the proxy form, then by completing and submitting the proxy form, you will be expressly authorising the Chair of the Meeting to exercise your proxy even if the resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel.

If:

- you appoint someone other than the Chair of the Meeting as your proxy and direct them how to vote on the proposed resolutions; and
- your nominated proxy does not participate in the Meeting, or does not vote on your behalf on the proposed resolutions,

then the Chair of the Meeting will become your proxy by default and will cast your votes on a poll as directed (where permissible).

If you appoint a Director (other than the Chair of the Meeting) or another member of the Key Management Personnel (or a Closely Related Party of a member of the Key Management Personnel) as your proxy, you should direct them how to vote on Resolution 1 and Resolution 4 (conditional spill resolution) by marking the appropriate boxes. If you do not do so, your proxy will not be permitted to vote on your behalf on the resolutions set out in Resolution 1 and Resolution 4.

Corporate Representative

A corporation may elect to appoint a representative, rather than appoint a proxy, under the Corporations Act, in which case the Company will require written proof of the representative's appointment which must be lodged with the Company or its share registry, Computershare Investor Services Pty Limited, in advance of the Meeting or handed in at the Meeting when registering as a Corporate Representative.

Eligibility to Vote and Attend the Meeting

The Company has determined under regulation 7.11.37 of the *Corporations Regulations 2001 (Cth)* that for the purpose of voting at the Meeting or adjourned meeting, Shares are taken to be held by those persons recorded in the Company's register of Shareholders as at 7:00pm (AEDT) on Wednesday, 4 November 2026.

Poll

Each of the Resolutions set out in this Notice will be decided by poll. The results of the voting on resolutions requiring a shareholder vote at the Meeting will be announced to the ASX promptly after the Meeting.

The Meeting is a private meeting for shareholders. Only members of the Company and/or their proxies can participate in the Meeting.

If you have any queries on how to cast your votes call Claire Newstead-Sinclair on (03) 9660 4900 during business hours.

Questions and Comments by Shareholders at the Annual General Meeting

In accordance with the Corporations Act, a reasonable opportunity will be given to Shareholders to ask questions about or make comments on the management of the Company at the AGM. Similarly, a reasonable opportunity will be given to Shareholders to ask the Company's external Auditor, Grant Thornton Audit Pty Ltd, questions relevant to:

(a) the conduct of the audit;

(b) the preparation and content of the Auditors' Report;

(c) the accounting policies adopted by the Company in relation to the preparation of its financial statements; and

(d) the independence of the Auditor in relation to the conduct of the audit.

Please submit any written questions addressed to the Company or its external Auditors to CLINUVEL PHARMACEUTICALS LIMITED, Level 22, 535 Bourke Street, Melbourne, VIC, 3000, or on mail@clinuvel.com no later than 5.00pm (AEDT) on 30 October 2026.

The Company or its external Auditor will either answer the questions at the AGM or table written answers to them at the AGM. If written answers are tabled at the AGM, they will be made available to Shareholders as soon as practicable after the AGM.

Explanatory Memorandum

CLINUVEL PHARMACEUTICALS LIMITED ACN 089 644 119 (Company)

This Explanatory Memorandum has been prepared for the Shareholders of the CLINUVEL PHARMACEUTICALS LIMITED ACN 089 644 119 in connection with the business to be conducted at the Annual General Meeting of Shareholders of the Company which will be held at:

Location	The Offices of Arnold Bloch Leibler, Level 21, 333 Collins Street, Melbourne, VIC 3000, Australia
Date	Friday 6 November 2026
Time	10.00am (AEDT)

This Explanatory Memorandum should be read in conjunction with, and form part of, the accompanying Notice.

The Directors recommend that Shareholders read this Explanatory Memorandum in full before making any decision in relation to the Resolutions.

Terms used in this Explanatory Memorandum will, unless the context requires otherwise, have the same meaning given to them in the glossary as contained in this Explanatory Memorandum.

ORDINARY BUSINESS

Receipt of the Financial Statements and Reports

Pursuant to section 317 of the Corporations Act, the Company is required to lay before the meeting the Financial Report and the Reports of the Directors and the Auditor to give Shareholders a reasonable opportunity to ask questions or make comment. There is no requirement for Shareholders to approve these Reports (other than the non-binding vote on the Remuneration Report forming part of the Directors' Report – see Resolution 1).

Resolution 1 - Adoption of the remuneration report

The Remuneration Report is set out in the Directors' Report of the Company's Annual Report for the year ended 30 June 2026. The Remuneration Report sets out the policy for the remuneration of the Directors and Key Management Personnel.

The Corporations Act requires the Remuneration Report be put to a non-binding vote of the Shareholders. The vote is advisory only and does not bind the Directors or the Company. However, the Directors will consider the outcome of the vote on the Remuneration Report when reviewing the Company's remuneration policies.

If 25% or more of the votes cast are voted against the adoption of the Remuneration Report at two consecutive AGMs, shareholders will be required to vote at the second of the AGMs on a "spill resolution" that another meeting be held within 90 days at which all the Company's Directors (other than the Managing Director) must be presented for re-election. This is the "two-strikes" rule.

Due to the "two strikes rule", this year, votes against Resolution 1 may lead to a further meeting to elect Directors. The Company received a "first strike" at the 2025 AGM against its Remuneration Report for the year ended 30 June 2025. As a result, if at least 25% of the votes validly cast on the resolution to adopt the Remuneration Report for the year ended 30 June 2026 are cast "AGAINST" that Report's adoption, the Company would receive a "second strike" for the purposes of the Corporations Act and section 250V(1) of that Act would apply.

In these circumstances, the Company would be required to put the conditional "spill resolution" in Resolution 4 to the vote of Shareholders at the Meeting. For details of the effect of the "spill resolution", please read the Explanatory Notes for Resolution 4.

The Directors will consider the outcome of the vote on the Remuneration Report when reviewing the Company's remuneration policies.

Recommendation on Resolution 1:

The Directors unanimously recommend Shareholders vote in "FAVOUR" of Resolution 1.

Resolution 2 - Re-election of Dr Pearl Grimes

Under clause 57 of the Constitution, at each Annual General Meeting, one third of the Directors (or, if their number is not a multiple of three, then the number nearest to but not exceeding one third) must retire from office.

The Directors retire by rotation, with the Directors who have been the longest in office since being elected or re-elected being the Directors who must resign in any year. The Constitution ensures that no Director is able to remain in office for longer than three years without facing re-election. Directors appointed on the same day may agree amongst themselves or determine by lot which of them must retire. Under the Constitution and the ASX Listing Rules, the Managing Director is exempt from the requirement to retire by rotation (i.e., Dr Wolgen).

To comply with the requirements of clause 57 of the Constitution, Dr Grimes must retire at the Meeting. Dr Grimes wishes to continue as a Director and is entitled under the Constitution to seek re-election as a Director at the Meeting which coincides with her retirement and accordingly offers herself for re-election as a Director.

Biographical Details

Dr Pearl Grimes is a globally recognised dermatologist and a leading international authority on vitiligo and pigmentation disorders. She is the Founder and Director of the Vitiligo and Pigmentation Institute of Southern California where she treats patients from all over the world.

Dr Grimes is also the director of the Grimes Institute for Medical and Aesthetic Dermatology, where she expertly treats a wide range of dermatologic health and aesthetic concerns in patients of all ethnicities and skin types.

Dr Grimes also serves as a Clinical Professor of Dermatology at the David Geffen School of Medicine at UCLA and Chief Dermatologist for Versicolor Technologies. She has recently served as President of the Global Vitiligo Foundation and has authored over 175 publications. Dr Grimes brings a wealth of expertise to the Board.

Dr Grimes is a member of the Nomination Committee and a member of the Commercial Committee and is not currently a director of any other listed company.

Recommendation on Resolution 2:

The Directors, other than Dr Grimes, recommend Shareholders vote in "FAVOUR" of Resolution 2. Dr Grimes will abstain from voting on Resolution 2 and does not provide a recommendation as Resolution 2 concerns her.

Resolution 3 – Re-election of Mr van Dievoet

Under clause 57 of the Constitution, at each Annual General Meeting, one third of the Directors (or, if their number is not a multiple of three, then the number nearest to but not exceeding one third) must retire from office.

The Directors retire by rotation, with the Directors who have been the longest in office since being elected or re-elected being the Directors who must resign in any year. The Constitution ensures that no Director is able to remain in office for longer than three years without facing re-election. Directors appointed on the same day may agree amongst themselves or determine by lot which of them must retire. Under the Constitution and the ASX Listing Rules, the Managing Director is exempt from the requirement to retire by rotation (i.e., Dr Wolgen).

To comply with the requirements of clause 57 of the Constitution, Mr van Dievoet must retire at the Meeting. Mr van Dievoet wishes to continue as a Director and is entitled under the Constitution to seek re-election as a Director at the Meeting which coincides with his retirement and accordingly offers himself for re-election as a Director.

Biographical Details

Mr van Dievoet has significant experience in investment banking, specialising in M&A. In this capacity he has worked for leading financial institutions, including the Merchant bank of IndoSuez in Belgium, ABN-AMRO, Bank BNP Group, and as executive-director for MeesPierson. Over the years he has provided strategic support on corporate growth, structuring and buy-build approaches, and assisted companies listing on the Brussels and Amsterdam Stock Exchanges (EuroNext). Mr van Dievoet brings his extensive experience in corporate strategy, finance & capital markets and M&A to the Board.

Mr van Dievoet is a member of the Audit & Risk Committee and the Chair of the Commercial Committee and is not currently a director of any other listed company.

Recommendation on Resolution 3:

The Directors, other than Mr van Dievoet, recommends Shareholders vote in "FAVOUR" of Resolution 3. Mr van Dievoet will abstain from voting on Resolution 3 and does not provide a recommendation as Resolution 3 concerns him.

The following resolution is NOT RECOMMENDED by the Board:

Resolution 4 – Spill resolution (conditional Resolution)

Conditional Spill Resolution

Resolution 4 is a conditional item of business. In accordance with the Corporations Act, the resolution set out in Resolution 4 (called a "spill resolution") will only be put to the AGM if the Company receives a "second strike" on its Remuneration Report 2026 with 25% or more of the votes validly cast on Resolution 1 "AGAINST" the adoption of the 2026 Remuneration Report.

However, if less than 25% of the votes validly cast on the Resolution 1 are "AGAINST", the "spill resolution" will not be put to the AGM.

If the "spill resolution" is put to the vote and passed at the AGM, it will have the effect outlined below:

• the Company would be required to hold another meeting of shareholders (a "spill meeting") within 90 days after the spill resolution is passed, to consider the composition of the board. If a "spill meeting" is required, details of the meeting would be notified to shareholders in due course.

• if a "spill meeting" is held, the following Non-Executive Directors would automatically cease to hold office at the end of the spill meeting unless they are willing to stand for re-election and are re-elected, at that meeting:

– Prof Jeffrey Rosenfeld;

– Dr Karen Agersborg;

– Mrs Susan Smith;

- Mr Matthew Pringle;

- Mr Guy van Dievoet*; and

- Dr Pearl Grimes*.

* this assumes Dr Grimes and Mr van Dievoet are elected at the AGM under Resolutions 2 and 3.

The six Directors listed above are those who held office on 27 August 2026 when the Directors' Report (including the Remuneration Report) for the year ended 30 June 2026 was approved. Each of the listed Non-Executive Directors would be eligible to seek re-election at any spill meeting. However, there is no assurance that any or all of them would do so.

In the event, Dr Pearl Grimes and Mr Guy van Dievoet are re-elected at the AGM 2026, they will still need to be re-elected at any "spill meeting" to remain in office after that time. If any additional Directors were to be appointed before the spill meeting, they would not need to stand for election at the spill meeting to remain in office.

Resolutions to appoint individuals to the offices, which would be immediately vacated before the end of the spill meeting would be put to the vote at that meeting. Eligibility for election as a Director at any spill meeting would be determined in accordance with the Company's Constitution (including clause 58 "Nomination of Director").

For the "spill resolution" to be passed at the meeting, more than 50% of the votes validly cast on the resolution must be in "FAVOUR" of it. In deciding how to vote on this Resolution, the Board suggests that shareholders take the following factors into consideration:

• The Company recently announced for FY2026 a tenth consecutive annual profit and increase in cash reserves, driven by robust commercial revenues (ten-year CAGR 31%) and disciplined expense management (ten-year CAGR 18%). The balance sheet of the Company strengthened further, largely due to 12% growth in cash reserves, with no debt. FY2026 also marked the ninth consecutive annual dividend.

• the positive outlook for the Company as we progress product development and clinical programs to become a diversified biopharmaceutical company.

• The Board has the necessary skills and experience required to provide effective oversight of the Company and discharge its duties to Shareholders.

• There is no assurance that any or all of the Directors would stand for re-election at the spill meeting.

• In responding to the first strike, the Company consulted with shareholders and advisors. Based on the feedback received, the Company provided in the FY2026 Annual Report (refer to the Letter from the Chair of the Remuneration Committee) considerable detail on its approach to executive remuneration, its practices and remuneration structure, comparison of remuneration to comparable peers, comparison of performance to comparable peers and details of the short-term and long-term incentives awarded. On 2 July 2026, the Company announced the extension of the Managing Director's employment agreement from 1 July 2026 to 30 June 2029. The terms of the extension of the Managing Director's employment agreement to 30 June 2029 does not include a Retention Payment and no LTI has been implemented.

• Convening a spill meeting would cause significant disruption, uncertainty and cost to the Company, which the Board does not consider to be in the best interests of the Company or its shareholders.

If you do not want a spill meeting to take place, you should vote AGAINST Resolution 4. If you do want a spill meeting to take place, you should vote FOR Resolution 4.

If you intend to appoint a proxy to vote on your behalf on any spill resolution put to the Meeting, please read the information on page 9 under the heading "Appointing a Proxy and voting online before the Meeting".

Recommendation on Resolution 4:

The Board unanimously recommends that Shareholders VOTE AGAINST this resolution to convene a Spill Meeting if Resolution 4 is put to the meeting. The Chair of the meeting intends to vote all available proxies AGAINST Resolution 4.

Glossary

1. Definitions

"**Annual Report**" means the annual report of the Company for the year ended 30 June 2026.

"**Associate**" has the meaning given to that term in the ASX Listing Rules.

"**ASX**" means ASX Limited.

"**ASX Listing Rules**" means the official listing rules and requirements from time to time of the ASX.

"**Board**" means the board of Directors of the Company as constituted from time to time.

"**Chair**" means the person appointed to chair the Meeting convened by the Notice.

"**Closely Related Party**" has the meaning given in section 9 of the Corporations Act.

"**Company**" or "**CLINUVEL**" means CLINUVEL PHARMACEUTICALS LIMITED ACN 089 644 119.

"**Constitution**" means the constitution of the Company.

"**Corporations Act**" means the *Corporations Act 2001 (Cth)*.

"**Directors**" means the directors of the Company from time to time.

"**Explanatory Memorandum**" means the explanatory memorandum which forms part of the Notice.

"**Key Management Personnel**" means a person having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any Director (whether executive or otherwise) of the Company.

"**Meeting**" means the Annual General Meeting of Shareholders of the Company convened by the Notice, to be held at 10:00am (AEDT) on 6 November 2026 at The Offices of Arnold Bloch Leibler, Level 21, 333 Collins Street, Melbourne, VIC 3000, Australia.

"**Notice**" means this notice of meeting which comprises of the notice, Explanatory Memorandum and Proxy Form

"**Performance Condition**" means any condition which must be satisfied or circumstances which must exist before:

(a) a Performance Right vests; and

(b) a holder of the Performance Right, if they so determine, exercises the Performance Right, as determined by the Board.

"**Performance Right**" means a right entitling a person who holds the performance right, subject to and only on satisfaction (or waiver) of any attaching Performance Conditions and upon vesting, to require the Company to allocate or provide (whether by way of issue or transfer) one Share to him or her, pursuant to a binding contract made by the Company and the person in the manner set out in the Performance Rights Plan.

"**Performance Rights Plan**" means the performance rights plan adopted by the Company.

"**Proxy Form**" means the proxy form attached to the Notice.

"**Resolution**" means a resolution contained in this Notice.

"**Share**" means a fully paid ordinary share in the capital of the Company.

"**Shareholder**" or "**Member**" means a registered holder of a Share.

2. Interpretation

The singular includes the plural and vice versa and words denoting any gender include all genders;
A reference to "$", "A$" or "dollar" is a reference to Australian currency; and

A reference to a time is a reference to Australian Eastern Standard Time or Australian Eastern Daylight Time, whichever is appropriate.

CLINUVEL

CLINUVEL Pharmaceuticals Limited
ABN 88 089 644 119

Need assistance?

Phone:
1300 850 505 (within Australia)
+61 3 9415 4000 (outside Australia)

Online:
www.investorcentre.com/contact

CUV

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

CLINUVEL Pharmaceuticals Limited Annual General Meeting

The CLINUVEL Pharmaceuticals Limited Annual General Meeting will be held on Friday, 6 November 2026 at 10:00am (AEDT). You are encouraged to participate in the meeting using the following options:

MAKE YOUR VOTE COUNT

To lodge a proxy, access the Notice of Meeting and other meeting documentation visit www.investorvote.com.au and use the below information:

Control Number: 999999

SRN/HIN: I9999999999

PIN: 99999

For Intermediary Online subscribers (custodians) go to www.intermediaryonline.com

For your proxy appointment to be effective it must be received by 10:00am (AEDT) on Wednesday, 4 November 2026.

ATTENDING THE MEETING IN PERSON

The meeting will be held at:
the Offices of Arnold Bloch Leibler, Level 21, 333 Collins Street, Melbourne, VIC 3000

You may elect to receive meeting-related documents, or request a particular one, in electronic or physical form and may elect not to receive annual reports. To do so, contact Computershare.

CLINUVEL

CLINUVEL Pharmaceuticals Limited
ABN 88 089 644 119

CUV

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Need assistance?

Phone:
1300 850 505 (within Australia)
+61 3 9415 4000 (outside Australia)

Online:
www.investorcentre.com/contact

YOUR VOTE IS IMPORTANT

For your proxy appointment to be effective it must be received by **10:00am (AEDT) on Wednesday, 4 November 2026.**

Proxy Form

How to Vote on Items of Business

All your securities will be voted in accordance with your directions.

APPOINTMENT OF PROXY

Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote or abstain as they choose (to the extent permitted by law). If you mark more than one box on an item your vote will be invalid on that item.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.

Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.

A proxy need not be a securityholder of the Company.

SIGNING INSTRUCTIONS FOR POSTAL FORMS

Individual: Where the holding is in one name, the securityholder must sign.

Joint Holding: Where the holding is in more than one name, all of the securityholders should sign.

Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable.

PARTICIPATING IN THE MEETING

Corporate Representative
If a representative of a corporate securityholder or proxy is to participate in the meeting you will need to provide the appropriate "Appointment of Corporate Representative". A form may be obtained from Computershare or online at www.investorcentre.com/au and select "Printable Forms".

Lodge your Proxy Form: XX

Online:

Lodge your vote online at www.investorvote.com.au using your secure access information or use your mobile device to scan the personalised QR code.

Your secure access information is

Control Number: 999999
SRN/HIN: I9999999999
PIN: 99999

For Intermediary Online subscribers (custodians) go to www.intermediaryonline.com

By Mail:

Computershare Investor Services Pty Limited
GPO Box 242
Melbourne VIC 3001
Australia

By Fax:

1800 783 447 within Australia or
+61 3 9473 2555 outside Australia

PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.

You may elect to receive meeting-related documents, or request a particular one, in electronic or physical form and may elect not to receive annual reports. To do so, contact Computershare.

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with '**X**') should advise your broker of any changes.

I 9999999999 IND

Proxy Form

Please mark ☒ to indicate your directions

Step 1 Appoint a Proxy to Vote on Your Behalf

XX

I/We being a member/s of CLINUVEL Pharmaceuticals Limited hereby appoint

☐ **the Chair of the Meeting** **OR** ______________________

PLEASE NOTE: Leave this box blank if you have selected the Chair of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chair of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the Annual General Meeting of CLINUVEL Pharmaceuticals Limited to be held at the Offices of Arnold Bloch Leibler, Level 21, 333 Collins Street, Melbourne, VIC 3000 on Friday, 6 November 2026 at 10:00am (AEDT) and at any adjournment or postponement of that meeting.

Chair authorised to exercise undirected proxies on remuneration related resolutions: Where I/we have appointed the Chair of the Meeting as my/our proxy (or the Chair becomes my/our proxy by default), I/we expressly authorise the Chair to exercise my/our proxy on Resolutions 1 and 4 (except where I/we have indicated a different voting intention in step 2) even though Resolutions 1 and 4 are connected directly or indirectly with the remuneration of a member of key management personnel, which includes the Chair.

The Chair of the Meeting intends to vote undirected proxies in favour of each Item of business with the exception of Resolution 4 where the Chair of the Meeting intends to vote against.

Important Note: If the Chair of the Meeting is (or becomes) your proxy you can direct the Chair to vote for or against or abstain from voting on Resolutions 1 and 4 by marking the appropriate box in step 2.

Step 2 Items of Business

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

		For	Against	Abstain
Resolution 1	Adoption of Remuneration Report (non-binding resolution)	☐	☐	☐
Resolution 2	Re-election of Dr Pearl Grimes	☐	☐	☐
Resolution 3	Re-election of Mr Guy van Dievoet	☐	☐	☐
The Board recommends to vote against:				
Resolution 4	Spill resolution (conditional Resolution)	☐	☐	☐

The Chair of the Meeting intends to vote undirected proxies in favour of each item of business with the exception of Resolution 4 where the Chair of the Meeting intends to vote against. In exceptional circumstances, the Chair of the Meeting may change his/her voting intention on any resolution, in which case an ASX announcement will be made.

Step 3 Signature of Securityholder(s)

This section must be completed.

Individual or Securityholder 1	Securityholder 2	Securityholder 3	
			/ /
Sole Director & Sole Company Secretary	Director	Director/Company Secretary	Date

Update your communication details *(Optional)*

Mobile Number ______________________

Email Address ______________________

By providing your email address, you consent to receive future Notice of Meeting & Proxy communications electronically